BB 9/5

07008123

SEC MAIL PROCESSING SECTION RECEIVED AUG 31 2007 WASH, D.C. 182

SECURITI... ...CHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8-38369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/06 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progressive Asset Management, Inc.

OFFICIAL USE ONLY
20633
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Third Street, Suite 204
(No. and Street)

Oakland (City) CA (State) 94607-3505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Leenson, President and CEO 510-622-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 (Address) Larkspur (City) CA (State) (Zip Code)

PROCESSED
SEP 06 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

KH 9/6

OATH OR AFFIRMATION

I, Eric Leenson , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progressive Asset Management, Inc. , as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. CARTIER
Commission # 1541634
Notary Public - California
Alameda County
My Comm. Expires Jan 6, 2009

Signature

President and CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the net capital as reported herein..
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Progressive Asset Management, Inc.

Financial Statements

and

Supplemental Information

Years ended June 30, 2007 and 2006

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
Progressive Asset Management, Inc.

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. as of June 30, 2007 and 2006, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Progressive Asset Management, Inc. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progressive Asset Management, Inc. as of June 30, 2007 and 2006, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
July 27, 2007

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2007 and 2006
Page 1 of 2

	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$675,117	$477,211
Investment securities, at fair market value	86,131	139,365
Commissions receivable	24,544	17,036
Other receivables	8,114	9,616
Prepaid expenses	15,454	15,455
Prepaid income taxes	16,234	–
Total current assets	825,594	658,683
Property and equipment, at cost	41,930	41,930
Accumulated depreciation	(40,949)	(37,458)
Property and equipment, net	981	4,472
Other assets		
Deposits	4,216	3,216
Other investments	–	100,001
Total other assets	4,216	103,217
Total assets	$830,791	$766,372

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2007 and 2006

	2007	2006
Liabilities		
Current liabilities		
Accounts payable	$ 8,783	$ 22,084
Accrued liabilities	30,313	18,535
Deferred revenue	–	3,000
Income taxes payable	–	13,800
Total current liabilities	39,096	57,419
Preferred stock, Series A, $7 stated value; 200,000 shares authorized, 1,859 shares issued and outstanding (2006 - 6,819)	1,301	4,773
Stockholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized, zero issued and outstanding	–	–
Common stock, no par value; 5,000,000 shares authorized, 2,075,263 shares issued and outstanding (2006 - 2,075,263)	1,285,750	1,285,750
Retained earnings (accumulated deficit)	(495,356)	(581,570)
Total stockholders' equity	790,394	704,180
Total liabilities and stockholders' equity	$ 830,791	$ 766,372

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Operations
Years ended June 30, 2007 and 2006

	2007	2006
Revenues		
Commissions	$526,810	$627,787
Investment income	1,303	64,051
Other income	76,181	34,582
Total revenues	604,294	726,420
Costs and expenses		
Employee compensation and benefits	166,530	178,326
Communications	6,065	8,869
Insurance	2,292	4,497
Occupancy	17,726	21,470
Office expenses	9,212	15,016
Professional fees	58,793	27,597
Business development and promotion	137,451	98,790
Regulatory	11,986	12,800
Social screening and shareholder advocacy	73,961	66,308
Taxes and licenses	2,454	3,721
Travel and entertainment	6,348	6,959
Depreciation and amortization	3,490	4,077
Total costs and expenses	496,308	448,430
Income before income taxes	107,986	277,990
Taxes on income	6,214	27,101
Net income	$101,772	$250,889
Net income per share		
Basic	$0.05	$0.12
Fully diluted	$0.05	$0.12
Shares used to compute per share amounts		
Basic	2,075,263	2,075,263
Fully diluted	2,118,303	2,119,803

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Stockholders' Equity
Years ended June 30, 2007 and 2006

	Common stock		Retained earnings (deficit)	Total stockholders' equity
	Shares	Amount		
Balances, June 30, 2005	2,075,263	$1,285,750	($676,610)	$609,140
Redemption of preferred stock, Series A, at stated value, net of issuance value	–	–	(155,849)	(155,849)
Net income	–	–	250,889	250,889
Balances, June 30, 2006	2,075,263	1,285,750	(581,570)	704,180
Redemption of preferred stock, Series A, at stated value, net of issuance value	–	–	(15,558)	(15,558)
Net income	–	–	101,772	101,772
Balances, June 30, 2007	2,075,263	$1,285,750	($495,356)	$790,394

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Cash Flows
Years ended June 30, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	$101,772	$250,889
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	3,490	4,077
Changes in current assets and liabilities		
Investment securities	153,237	115,549
Commissions receivable	(7,508)	5,860
Other receivables	1,502	(3,430)
Prepaid expenses	2	4,186
Accounts payable	(13,301)	16,804
Accrued liabilities	11,778	6,206
Deferred revenue	(3,000)	3,000
Income taxes receivable and payable	(30,034)	13,898
Net cash provided by operating activities	217,938	417,039
Cash flows from investing activities		
Change in deposits	(1,000)	(241)
Net cash used by investing activities	(1,000)	(241)
Cash flows from financing activities		
Redemption of preferred stock, Series A	(19,032)	(188,348)
Net cash used by financing activities	(19,032)	(188,348)
Net change in cash and cash equivalents	197,906	228,450
Cash and cash equivalents, beginning of year	477,211	248,761
Cash and cash equivalents, beginning of year	$675,117	$477,211
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$ 36,092	$ 13,203

See accompanying notes.

Note 1 – Summary of significant accounting policies

Basis of presentation

Progressive Asset Management, Inc. (Company) incorporated in California on July 14, 1987, and registered as a broker-dealer under the Securities and Exchange Act of 1934. Through May 1999, the Company was a full-service investment firm specializing in socially responsible investing. As more fully discussed in Note 8, the Company transferred all customer accounts and relationships with client representatives to another broker-dealer. The Company remains registered as a broker-dealer, continues to provide research and referrals in consideration for commission-based fees and recruits brokers for FWG (Note 8). Transferred and recruited brokers committed to socially responsible investing form the Progressive Asset Management Network.

In its policies, practices and programs, the Company commits to provide its clients with the highest quality financial products and investment services and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company is in Oakland, California.

The accompanying financial statements include the accounts of the Company. Not included are the accounts of a previously owned (45%) subsidiary, ProgressiveTrade Securities, Inc. (doing business as Aquillian Investment Technologies), a start-up enterprise incorporated on November 1, 2000 and that had no significant activity during the years ended June 30, 2007 or 2006. In December 2006, the Company received $25,000 for its initial investment of $100,001 and recorded an investment loss of $75,001. The loss is included in the accompanying statement of operations. The Company may receive certain contingent payments of up to $100,000 in the future dependent on the revenues of ProgressiveTrade Securities.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits held by commercial banks and money market funds held by registered investment companies. All cash and cash equivalents are available to the Company within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Note 1 – Summary of significant accounting policies (continued)

Investment securities and other investments
The Company classifies investments in marketable securities as investment securities and records them at their fair market value. The Company classifies investments without a ready market as other investments and records them at the lower of cost or estimated net realizable value.

Property and equipment
Property and equipment consists of furniture and office and computer equipment. The Company capitalizes acquisitions when they exceed $1,000. The Company computes depreciation of property and equipment using the straight-line method over the estimated useful lives of the respective property and equipment, ranging from three to seven years.

Investment in unconsolidated subsidiary
The Company recorded its investment in its unconsolidated subsidiary at cost.

Security transactions and commissions
The Company records net commission revenue from FWG (Note 8) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Advertising costs
The Company expenses costs for producing and communicating advertising when incurred. During the years ended June 30, 2007 and 2006, the Company incurred advertising costs totaling $8,754 and $6,113, respectively.

Income taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences to reverse. As of June 30, 2007 and 2006, there were no significant deferred tax assets or liabilities except for a deferred tax asset at June 30, 2006 (net of a 100% valuation allowance) resulting from available income tax loss carryforwards that were utilized in the year ended June 30, 2007 (Note 4).

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2007

Note 1 – Summary of significant accounting policies (continued)

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common shares and common stock equivalents, including options and convertible preferred stock, outstanding during the year.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Although management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Note 2 – Investment securities

As of June 30, 2007 and 2006, the fair market value of investment securities totaled as follows:

	2007	2006
Common stocks	$ 86,131	$ 77,445
SG Structured Products Notes	-	61,920
Total investment securities	$ 86,131	$139,365

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2007

Note 2 – Investment securities (continued)

As of June 30, 2007 and 2006, cost of investment securities totaled as follows:

	2007	2006
Common stocks	$ 47,377	$ 46,345
SG Structured Products Notes	-	49,505
Total investment securities	$ 47,377	$ 95,850

Note 3 – Property and equipment

As of June 30, 2007 and 2006, property and equipment totaled as follows:

	2007	2006
Furniture	$ 16,161	$ 16,161
Equipment	10,020	10,020
Computer equipment	15,749	15,749
Property and equipment, at cost	41,930	41,930
Accumulated depreciation	(40,949)	(37,458)
Property and equipment, net	$ 981	$ 4,472

Note 4 – Income taxes payable and provision

The Company utilized its remaining federal net operating loss carryforward of $55,559 to reduce its federal income tax liability for the year ended June 30, 2007. The Company used federal low income housing credits available from prior years to reduce its remaining tax liability for the year ended June 30, 2007. As of June 30, 2007, the Company had carryforwards of unused tax credits related to low-income housing of approximately $75,000, from several partnerships in which the Company has invested or received participating interests.

The income tax provisions for the years ended June 30, 2007 and 2006, consist entirely of state income taxes.

Note 5 – Series A preferred stock

Earth Trade, Inc. (Earth Trade) organized in 1992 to promote sustainable development by marketing both organic and conventional food products from farm cooperatives in the developing world. Principally due to continuing losses, the shareholders of Earth Trade voted in May 1997 to voluntarily dissolve and liquidate its net assets. The Company Board of Directors, with consideration of its mission and standards of social responsibility, its 30% ownership of Earth Trade and its role as placement agent for debt and equity securities issued by Earth Trade, voluntarily settled with the Earth Trade note holders. Under two agreements made in January 1998 and February 1999, in exchange for their residual Earth Trade debt and a general release of liability, the note holders received Company Series A preferred stock with a stated value of $7.00 (fair market value on settlement date of $0.70), Company common stock with a stated value of $5.00 (fair market value on settlement date of $0.50) and cash. The Company records the Series A preferred stock herein at its value when the Company issued it and excludes it from stockholders' equity.

The Company issued stock and paid cash (in installments through September 23, 2002) to close the settlement agreements, as follows:

	Shares	Amount
Preferred, Series A	94,879	$ 66,416
Common	91,852	45,925
Cash	–	407,022
Total		$519,363

Before the settlement agreements, the Company owed nothing to Earth Trade or its share- or note holders. Accordingly, the Company did not consider the settlement agreement a debt extinguishment. However, due to the mandatory redemption feature of the Series A preferred stock, management does not classify it with stockholders' equity.

The Series A preferred stock does not pay dividends, is non-voting, has a $7.00 per share liquidation preference over the common and Series B preferred stock (Note 6) and is convertible 1:1 into shares of common stock at the option of the holder or automatically upon the occurrence of certain events. The Series A preferred stock is subject to mandatory redemption annually each November 1 at $7.00 per share.

Note 5 – Series A preferred stock (continued)

The Company committed to redeem a portion of the Series A preferred stock based on 1% of its gross revenues, as adjusted, and limited by the ability of the Company to meet the NASD net capital requirements (Note 12). On or before November 1, 2005, the Company redeemed 7,387 shares of Series A preferred stock for $51,709. During the year ended June 30, 2006, the Company offered to purchase the outstanding shares of Series A preferred stock for $3.50 per share. In May 2006, the Company purchased 39,040 shares of Series A preferred stock for $136,639. In October 2006, the Company redeemed 1,038 shares of Series A preferred stock for $7,266. In December 2006, the Company purchased 3,922 shares for $11,766. The Company shall continue to redeem the remaining shares of Series A preferred stock in accordance with the original agreement.

The liquidation preference and remaining redemption requirement of the Series A preferred stock as of June 30, 2007 totaled $13,013.

Note 6 – Common stock

During the years ended June 30, 2007 and 2006, the Company had no activity with its common stock.

Note 7 – Common stock options

In December 1995, the Company adopted a stock option and incentive plan that allowed for the issuance of up to 200,000 shares of common stock through December 31, 2004. The plan provided for the award of stock options, employee stock purchases and restricted stock grants. Of the options awarded, all vested immediately and recipients must hold them for up to two years (up to seven years for options awarded before December 1995) before exercise.

The Company Board of Directors determined awards of additional stock options, vesting, exercise prices and other option terms. The exercise prices for all options awarded have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. Certain options required a 10% premium on the option price under certain circumstances. Outstanding options as of June 30, 2007, expire from December 31, 2007 through 2010 and reconcile as

Note 7 – Common stock options (continued)

follows:

	Price	Shares	Expiration
Outstanding as of June 30, 2006 and granted during the calendar year ended December 31			
2000	$0.41	1,500	2007
2001	0.60	1,500	2007
2002	0.40	1,000	2008
2003	0.24	1,000	2009
2004	0.16	1,000	2010
Outstanding as of June 30, 2006		6,000	
Expired December 31, 2006	0.49	(1,500)	2006
Outstanding as of June 30, 2007		4,500	

Compensation expense related to outstanding stock options is not material to the financial position of the Company.

Note 8 – Paradox Holding, Inc. and FWG agreement

In May 1999, the Company entered into agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions and reimburses certain expenses to the transferred representatives and remits the net commissions to the Company. FWG retains only 3.50% of all gross commissions until the difference, 1.25%, of all gross commissions paid to the Company totals $875,000.

The Company records payments from FWG in connection with the transfer as commission revenue. Of the total FWG commissions the Company recorded as revenue during the years ended June 30, 2007 and 2006, $83,351 and $100,308, respectively, represent payments against the $875,000 with $ 24,134 and $107,485, respectively, still due as of June 30, 2007 and 2006. Paradox Holdings, Inc. has guaranteed payments to the Company by FWG, Inc.

Note 9 – Employee benefit plans

The Company offers a defined contribution SIMPLE plan for the benefit of its employees. The plan allows for both Company and employee elective contributions. Additionally, the Company is required to match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. Company matching contributions paid or accrued on employee salary earned and deferred during the year ended June 30, 2007 and 2006, totaled $4,046 and $3,849, respectively.

Note 10 – Credit risk and concentrations

As of and during the years ended June 30, 2007 and 2006, the Company maintained deposit balances at a commercial bank in excess of federal deposit insurance amounts. Federal deposit insurance does not cover money market amounts held by registered investment companies.

As of and during the years ended June 30, 2007 and 2006, the Company maintained deposit balances at a commercial bank in excess of federal deposit insurance amounts. Federal deposit insurance does not cover money market amounts held by registered investment companies.

All of the commission revenue in the accompanying statement of operations was earned from FWG (Note 8).

Note 11 – Commitments and contingencies

The company leases its office facility under an operating lease expiring July 31, 2008. As of June 30, 2007, future minimum lease payments for the years ended June 30 totaled as follows:

2008	$25,935
2009	2,205
Total future minimum lease payments	$28,140

Note 11 – Commitments and contingencies (continued)

During the years ended June 30, 2007 and 2006, rent expense, net of sublease payments, totaled $17,726 and $21,470, respectively.

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 12 – Net capital requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2007, the Company had net capital of $721,243, which is $621,243, in excess of its required net capital. As of June 30, 2007, the ratio of aggregate indebtedness to net capital was 0.05 to 1.

Note 13 – Quarterly financial results (unaudited)

The unaudited revenue and income (loss) of the Company for the four quarters ending June 30, 2007 and 2006, total as follows:

	Revenue	Income
September 30, 2006	$151,072	$ 41,813
December 31, 2006	101,910	(42,603)
March 31, 2007	156,614	42,018
June 30, 2007	194,698	60,494
September 30, 2005	$168,088	$ 57,537
December 31, 2005	155,748	43,539
March 31, 2006	225,900	113,017
June 30, 2006	176,684	36,796

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
Progressive Asset Management, Inc.

We have audited the financial statements of Progressive Asset Management, Inc. as of and for the year ended June 30, 2007, and have issued our report thereon dated July 27, 2007. Our audit was made primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
July 27, 2007

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

Progressive Asset Management, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2007

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

Progressive Asset Management, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2007

Aggregate indebtedness	
Total liabilities	$39,096
Less subordinated liabilities	–
Net aggregate indebtedness	$39,096
Net capital	
Stockholders' equity	$790,394
Deductions	
Petty cash	200
Commissions receivable – Non-allowable	4,548
Other receivables	8,114
Prepaid expenses	15,454
Prepaid income taxes	16,234
Property and equipment, net	981
Deposits	4,216
Security haircuts	19,404
Total deductions	69,151
Net capital	$721,243
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6-2/3% x aggregate indebtedness or $100,000	$100,000
Excess net capital	$621,243
Excess net capital at 1,000% of aggregate indebtedness	$717,336
Aggregate indebtedness to net capital ratio	0.054 to 1

Progressive Asset Management, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
June 30, 2007

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2007)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$731,101
Audit adjustments	(9,858)
Net capital, as adjusted	$721,243
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ 27,830
Audit adjustments	11,266
Aggregate indebtedness, as adjusted	$ 39,096

Net capital audit adjustments total as follows:

Preferred Stock, Series A	($ 1,301)
Payroll accrual	(11,266)
Other adjustments, net	2,709
Net capital audit adjustments	($ 9,858)

Aggregate indebtedness audit adjustments total as follows:

Payroll accrual	$ 11,266

Progressive Asset Management, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2007

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Progressive Asset Management, Inc.
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2007

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Progressive Asset Management, Inc.

In planning and performing our audit of the financial statements of Progressive Asset Management, Inc. (Company) as of and for the year ended June 30, 2007, we considered internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those

Certified Public Accountants - A Professional Corporation
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practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and practices and procedures, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the applicable practices and procedures of the Company were adequate, as of June 30, 2007, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
July 27, 2007

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